FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           May 20, 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	20 th May 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Indo-Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about May 20, 2003

Item 3. Press Release

May 20, 2003 Wellington, New Zealand

Item 4. Summary of Material Change

Indo-Pacific News on Kahili, Cheal and New Drilling

Wellington, New Zealand – May 20, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces the second flow test of Kahili-1A/B gas condensate discovery was conducted between April 26 and May 4 and flow rates improved by of order 40% over the original test results.

Item 5. Full Description of Material Change

Indo-Pacific News on Kahili, Cheal and New Drilling

Wellington, New Zealand – May 20, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces the second flow test of Kahili-1A/B gas condensate discovery was conducted between April 26 and May 4 and flow rates improved by of order 40% over the original test results.

The static pressures in the well at the start of this test indicated that a further significant upgrade of reserves is justified. The production zone was extended by perforating an additional 15 feet of pay, with further improvement in flow rate, flowing pressure and better condensate (light oil) to gas ratios.

Downhole sampling for analytical purposes was successful, and pressure gauges will remain down the well until independent reserves have been assessed. A total of 1236 barrels of oil was produced and sold during the test. Two main competing proposals to construct a pipeline and take Kahili gas, LPG’s and condensates are being evaluated. Other development options have not been excluded, and a decision is targetted for June; with first production around end 2003.

The SPDL rig begins the Cheal-1 re-entry project on May 20, and we expect that actual flow testing of the gas/oil pay zone will commence end of this month. An additional sand, which from electric logs appears to be gas bearing, will also be tested. Dependent on the result of Cheal-1, the adjacent Cheal-2 well may also be re-entered and tested. If these test programs are successful, further drilling is anticipated on the field to optimize its development. In addition to the pay established in the original wells, deeper Mt Messenger oil potential is indicated, and this will also be a future objective.

Indo-Pacific, as permit operator, recently proposed to the PEP 38753 joint venture that the Wawiri well be drilled in 3rd Quarter 2003 and this was agreed. Wawiri-1 will test the oil bearing potential of Mt Messenger sandstones in a trap situated just to east of Swift Energy’s Ngaere oil field. Several nearby wells have produced oil from within these Mt Messenger sands.

Indo-Pacific is also preparing a drilling proposal for the PEP 38746 permit area, adjacent to the McKee oil field. This well proposal will be considered by the joint venture parties in early June, and if approved is planned to be drilled ‘back to back’ with Wawiri-1.

A judgement is keenly awaited in the high court case brought by Greymouth Petroleum against the Company’s subsidiary Ngatoro Energy Ltd (“NEL”). In the interim, Greymouth have published further statements regarding their views as to the actions of NEL. These claims are the subject of the pending judgment, and NEL categorically refutes all such claims. Greymouth’s recent statements are inconsistent with their own actions in vetoing the Ngatoro-A waterflood project, pursuing further flaring rights for the Ngatoro-B site and in particular their mode of completion and production of the Kaimiro-19 well, drilled in February this year, immediately adjacent to the Kaimiro-Ngatoro permit boundary. Kaimiro-19 is an extended sub-horizontal intersection of the updip feather edge of the Goldie reservoir, completed inappropriately in order to maximize short term production to Greymouth.

The Company is planning further drilling in the next twelve months, including deep gas wells to meet the rapidly strengthening New Zealand gas market, which is due to shortage of supply.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

May 20, 2003 “David Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Indo-Pacific News on Kahili, Cheal and New Drilling

Wellington, New Zealand – May 20, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces the second flow test of Kahili-1A/B gas condensate discovery was conducted between April 26 and May 4 and flow rates improved by of order 40% over the original test results.

The static pressures in the well at the start of this test indicated that a further significant upgrade of reserves is justified. The production zone was extended by perforating an additional 15 feet of pay, with further improvement in flow rate, flowing pressure and better condensate (light oil) to gas ratios.

Downhole sampling for analytical purposes was successful, and pressure gauges will remain down the well until independent reserves have been assessed. A total of 1236 barrels of oil was produced and sold during the test. Two main competing proposals to construct a pipeline and take Kahili gas, LPG’s and condensates are being evaluated. Other development options have not been excluded, and a decision is targetted for June; with first production around end 2003.

The SPDL rig begins the Cheal-1 re-entry project on May 20, and we expect that actual flow testing of the gas/oil pay zone will commence end of this month. An additional sand, which from electric logs appears to be gas bearing, will also be tested. Dependent on the result of Cheal-1, the adjacent Cheal-2 well may also be re-entered and tested. If these test programs are successful, further drilling is anticipated on the field to optimize its development. In addition to the pay established in the original wells, deeper Mt Messenger oil potential is indicated, and this will also be a future objective.

Indo-Pacific, as permit operator, recently proposed to the PEP 38753 joint venture that the Wawiri well be drilled in 3rd Quarter 2003 and this was agreed. Wawiri-1 will test the oil bearing potential of Mt Messenger sandstones in a trap situated just to east of Swift Energy’s Ngaere oil field. Several nearby wells have produced oil from within these Mt Messenger sands.

Indo-Pacific is also preparing a drilling proposal for the PEP 38746 permit area, adjacent to the McKee oil field. This well proposal will be considered by the joint venture parties in early June, and if approved is planned to be drilled ‘back to back’ with Wawiri-1.

A judgement is keenly awaited in the high court case brought by Greymouth Petroleum against the Company’s subsidiary Ngatoro Energy Ltd (“NEL”). In the interim, Greymouth have published further statements regarding their views as to the actions of NEL. These claims are the subject of the pending judgment, and NEL categorically refutes all such claims. Greymouth’s recent statements are inconsistent with their own actions in vetoing the Ngatoro-A waterflood project, pursuing further flaring rights for the Ngatoro-B site and in particular their mode of completion and production of the Kaimiro-19 well, drilled in February this year, immediately adjacent to the Kaimiro-Ngatoro permit boundary. Kaimiro-19 is an extended sub-horizontal intersection of the updip feather edge of the Goldie reservoir, completed inappropriately in order to maximize short term production to Greymouth.

The Company is planning further drilling in the next twelve months, including deep gas wells to meet the rapidly strengthening New Zealand gas market, which is due to shortage of supply.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639

Web site: http://www.indopacific.com Email: ir@indopacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.